

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Ms. Irma Norton
Chief Financial Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, Massachusetts 02458

> **Re:** **UFood Restaurant Group, Inc.**
> **Form 10-K for the Year Ended December 27, 2009**
> **File No. 333-136167**

Dear Ms. Norton:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief